SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW



                                                     July 21, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:   David Edgar - Staff Accountant
             Brad Skinner - Accounting Branch Chief

       Re:   Cintel Corp.
             Form 10-KSB for Fiscal Year Ended December 31, 2005
             File April 17, 2006


Ladies and Gentlemen:

     We are counsel to Cintel Corp. (the "Company"). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond within 10 business days to the comments of the Commission on the above referenced filing. We are hereby requesting an extension of the date to respond until, on or before August 4, 2006.

     If you have any questions, please contact the undersigned.

                                                     Very truly yours,

                                                     /s/ Marcelle S. Balcombe

                                                     Marcelle S. Balcombe







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